

# AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group

19 September 2003




03032549



Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy



Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 12 September 2003, Re: Change of Address of Registrar for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any query.

Yours faithfully
AMSTEEL CORPORATION BERHAD



CHAN POH LAN
Secretary

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

dlw 10/7



Form Version 2.0

## Change of Address

Submitted by AMSTEEL on 12-09-2003 05:02:50 PM
Reference No AA-030912-55438



| | | | |
|---|---|---|---|
| | Submitting Merchant Bank (if applicable) | : | |
| | Submitting Secretarial Firm Name (if applicable) | : | |
| * | Company name | : | **Amsteel Corporation Berhad** |
| * | Stock name | : | **AMSTEEL** |
| * | Stock code | : | **2712** |
| * | Contact person | : | **Chan Poh Lan** |
| * | Designation | : | **Secretary** |

| | | | |
|---|---|---|---|
| * | Change description | : | **Registrar** |
| | Name of Registrar (if applicable) | : | **Secretarial Communications Sdn Bhd** |
| * | Old address | : | **Level 47, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur** |
| * | New address | : | **Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur** |
| * | Telephone no | : | **03-21622155, 03-21648411** |
| * | Facsimile no | : | **03-21623448** |
| | E-mail address | : | |
| * | Effective date | : | **15-09-2003** |
| | Remark | : | |

AMSTEEL CORPORATION BERHAD (20667-M)

....................................
Secretary
12 SEP 2003



**AMSTEEL CORPORATION BERHAD** (20667-M)

A Member of The Lion Group

18 September 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

03 OCT -7 AM 7:21

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 9 September 2003, Re: Amsteel Corporation Berhad ("Amsteel") - i) Proposed disposal by certain subsidiaries of Amsteel of their entire equity interests in a group of companies comprising six companies in Singapore, three companies in Malaysia and a company in Hong Kong for an aggregate disposal consideration of RM462.44 million and the proposed put and call option of RM92.63 million nominal value of 5-year 2% Redeemable Convertible Unsecured Loan Stocks; and ii) Proposed disposal of up to 226.85 million ordinary shares of RM1.00 each in Lion Corporation Berhad ("LCB") held by Amsteel and certain of its subsidiaries at a sale consideration of RM1.00 per LCB Share for filing pursuant to exemption No. 82-3318 granted to Amsteel under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any query.

Yours faithfully
AMSTEEL CORPORATION BERHAD

CHAN POH LAN
Secretary

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286



Form Version 2.0

## General Announcement

Ownership transfer to MB_PUBLIC2 on 09-09-2003 05:08:35 AM
Submitted by MB_PUBLIC2 on 09-09-2003 05:00:42 AM
Reference No MM-030908-73668

| | | |
|---|---|---|
| Submitting Merchant Bank (if applicable) | : | PUBLIC MERCHANT BANK BERHAD |
| Submitting Secretarial Firm Name (if applicable) | : | |
| * Company name | : | AMSTEEL CORPORATION BERHAD |
| * Stock name | : | AMSTEEL |
| * Stock code | : | 2712 |
| * Contact person | : | PHANG SIEW LOONG/DEREN TAN |
| * Designation | : | ASSISTANT GENERAL MANAGER/SENIOR MANAGER |

* Type : ● Announcement ○ Reply to query

* Subject :

AMSTEEL CORPORATION BERHAD ("AMSTEEL")

- Proposed disposal by certain subsidiaries of Amsteel of their entire equity interests in a group of companies ("Parkson Retail Group") comprising six companies in Singapore, three companies in Malaysia and a company in Hong Kong for an aggregate disposal consideration of RM462.44 million ("Proposed Parkson Disposals") and the proposed put and call option of RM92.63 million nominal value of 5-year 2% Redeemable Convertible Unsecured Loan Stocks (Proposed Put and Call Option")

- Proposed disposal of up to 226.85 million ordinary shares of RM1.00 each in Lion Corporation Berhad ("LCB") held by Amsteel and certain of its subsidiaries at a sale consideration of RM1.00 per LCB Share ("Proposed LCB Shares Disposal")

(collectively referred to as "Proposals")

* Contents :-

1. INTRODUCTION

On behalf of Amsteel, Public Merchant Bank Berhad ("PMBB") wishes to announce that Amsteel had on 6 September 2003, together with certain of its subsidiaries, namely Ambang Jaya Sdn Bhd ("AJSB"), Angkasa Marketing (Singapore) Pte Ltd ("AMSPL"), Natvest Parkson Sdn Bhd ("NPSB"), Sukhothai Food Sdn Bhd ("SFSB"), Timuriang Sdn Bhd ("TSB") and Parkson Retail Consulting and Management Sdn Bhd ("PRCMSB") (collectively referred to as (" Amsteel Group Vendors"), Lion Asia Investment Pte Ltd ("LAI"), and LLB Nominees Sdn Bhd ("LLB Nominees"), a subsidiary of Lion Industries Corporation Berhad ("LLB") entered into a conditional sale and purchase agreement with Lion Diversified Holdings Berhad ("LDHB") ("SPA") to dispose of the Parkson Retail Group of which the sale attributable to the Amsteel Group Vendors comprise the following companies for an aggregate sale consideration of RM462.44 million ("Sale Consideration"):

(i) 7,400,000 ordinary shares of Singapore Dollar ("SGD")1.00 each, representing 50% of the entire equity interest in Parkson Venture Pte Ltd ("PVenture"), held by SFSB, PRCMSB and NPSB;

(ii) 5,200,000 ordinary shares of SGD1.00 each, representing 52% of the entire equity interest in Parkson Investment Pte Ltd ("PInvestment") held by SFSB, PRCMSB and NPSB;

(iii) 3,150,000 ordinary shares of SGD1.00 each, representing 70% of the entire equity interest in Parkson Management Pte Ltd ("PManagement"), held by NPSB;

(iv) 70 ordinary shares of SGD1.00 each, representing 70% of the entire equity interest in Parkson Supplies Pte Ltd ("PSupplies") held by NPSB;

(v) 700,000 ordinary shares of SGD1.00 each, representing 70% of the entire equity interest in Parkson Glomart Pte Ltd ("PGlomart") held by TSB;

(vi) 2 ordinary shares of SGD1.00 each, representing the entire equity interest held by AMSPL in Parkson Pacific Pte Ltd ("PPacific");

(vii) 50,000,002 ordinary shares of RM1.00 each, representing the entire equity interest held by TSB in Parkson Corporation Sdn Bhd ("Parkson Corp");

(viii) 500,000 ordinary shares of RM1.00 each, representing the entire equity interest held by TSB in Xtra Supercenter Sdn Bhd ("Xtra");

(ix) 2 ordinary shares of RM1.00 each, representing the entire equity interest held by TSB in Serbadagang Holdings Sdn Bhd ("Serbadagang"); and

(x) 2 ordinary shares of Hong Kong Dollar ("HK$")1.00 each, representing the entire equity interest held by AJSB in Exonbury Limited ("EL").

All the shares of the aforementioned companies to be disposed of constituting the Parkson Retail Group are herein referred to as "Sale Shares".

In addition on 6 September 2003, Amsteel, Umatrac Enterprises Sdn Bhd ("Umatrac"), AMSPL and LDH(S) Pte Ltd, a wholly-owned subsidiary of LDHB, had also entered into a sale and purchase agreement with LDHB for the Proposed LCB Shares Disposal.

## 2. THE PROPOSED PARKSON DISPOSALS

### 2.1 Particulars

The Proposed Parkson Disposals involve the proposed disposal of the Parkson Retail Group by the Amsteel Group Vendors to LDHB for an aggregate sale consideration of RM364.23 million and the settlement of the net inter-company balances owing by the relevant Parkson Retail Group to Amsteel Group prior to completion date which amount was RM98.21 million as at 30 June 2003, totalling RM462.44 million. The sale consideration of RM462.44 million shall be satisfied in the following manner:

(i) Cash payment of RM138.95 million ("Cash Payment") and the issuance of RM92.63 million nominal amount of 5-year 2% Redeemable Unsecured Loan Stocks ("LDHB RCULS"); and

(ii) Deferred payment amounting to RM115.43 million on 15 December 2004 and RM115.43 million on 15 December 2005 ("Deferred Payment").

The portion of the Deferred Payment remaining unpaid as at the completion of the SPA carries interest at the rate of 1% per annum above the prevailing Malayan Banking Berhad's base lending rate at yearly rests prevailing on the due date for payment calculated from the completion date, i.e. the date as mutually agreed in writing between the Amsteel Group Vendors and LDHB occurring during a period of thirty (30) days from the date all the conditions precedent are fulfilled ("Completion Date"), and until the date of full payment Default interest rate shall be at an additional 1% per annum to the above rate from the respective due date to actual payment of the Deferred Payment;

The principal terms of the LDHB RCULS are as set out in Table 1 herein.

The LDHB RCULS is also subject to a put and call option agreement entered into on 6 September 2003 between the Amsteel Group Vendors and Tan Sri Cheng Heng Jem ("TSWC") or his nominees. The salient terms of the put and call option is set out in Section 2.4 below.

### 2.2 Basis of Arriving at the Sale Consideration

The total Sale Consideration for the equity interest of Parkson Retail Group of RM364.23 million was arrived at on a willing buyer-willing seller basis and after taking into account amongst others, the net tangible assets ("NTA") as at 30 June 2003 of RM271.86 million, thus giving a premium of RM92.37 million or 34%, and the earnings potential of the Parkson Retail Group.

### 2.3 Salient Terms of the SPA

(a) The Amsteel Group Vendors shall sell to LDHB the Sale Shares at the Sale Consideration, free from encumbrances and with all rights, benefits and advantages attached thereto except for any dividends and other distributions which may be declared, made or paid in respect of the Sale Shares prior to the Completion Date;

(b) The Amsteel Group Vendors and LDHB agree that the inter-company balances due to and owed by the Parkson Retail Group and its subsidiaries/associated companies ("Group Companies") as at the Completion Date shall be net-off and settled at the completion of the SPA, whereby after such netting-off:-

(i) if monies are still owed by the Group Companies to any of the Amsteel Group Vendors or their related corporations, LDHB shall settle all such inter-company balances (whether by way of cash payment or LDHB RCULS) on behalf of the relevant Group Companies; and

(ii) if monies are owed by the Amsteel Group Vendors or their related corporations to any Group Companies, the Amsteel Group Vendors shall, at its option, elect to settle or caused to be settled, at the completion of the SPA, all such inter-company balances owed to the relevant Group Companies or elect to reduce the valuation of the equities of the Parkson Retail Group of RM364.23 million payable by LDHB. Such mode and manner of payment will be agreed between the parties, failing agreement LDHB will decide.

(c) The completion of the SPA is also conditional upon the completion of the following:

(i) the conditional Sale and Purchase of Shares Agreement entered into between PRCMSB and Serbadagang for the disposal by PRCMSB to Serbadagang of all the equity interests held by PRCMSB in Shanghai Lion Parkson Investment Consultant Co Ltd, a company incorporated in People's Republic of China ("PRC");

(ii) the conditional Sale and Purchase of Business Agreement entered into between Parkson Corp and TSB for the disposal by TSB to Parkson Corp of its retail business and the assets used in the conduct of such business as a going concern at the following outlets:-

(aa) Parkson Grand Klang Parade at Ground & 1st Floor, Klang Parade, 2112, Jalan Meru, 41050 Klang, Selangor Darul Ehsan;

(bb) Parkson Grand Seremban Parade at Lot 4973, Jalan Dato' Yam Tuan, 70000 Seremban, Negeri Sembilan; and

(cc) Parkson Grand Ipoh Parade at G01, F01 & S01, Ipoh Parade, 105, Jalan Sultan Abdul Jalil, Green Town, 30450 Ipoh, Perak;

(iii) the conditional Sale and Purchase of Shares Agreement between Amsteel and Qingdao No. 1 Department Store for the acquisition by Amsteel of 2.7% equity interest in Qingdao No. 1 Parkson Co. Ltd ("Qingdao Parkson"), a company registered in the PRC. Amsteel will nominate Serbadagang (a wholly-owned subsidiary of Amsteel) as the registered owner of the 2.7% equity interest in Qingdao Parkson;

(iv) The completion of the redemption by Parkson Corp of all the 100,000 redeemable preferences shares of RM0.01 each in Parkson Corp held by PRCMSB, in accordance with the Memorandum and Articles of Association of Parkson Corp; and

(v) The relevant approvals or consents from the relevant lenders/financiers of the Amsteel Group Vendors;

(d) Upon completion, all the Sale Shares shall be transferred to LDHB and LDHB shall simultaneously charge such amount of the Sale Shares to the Amsteel Group Vendors and/or their nominee(s) at the value equivalent to not less than 1.20 times of the amount of Deferred Payment plus interest. Any charge created by LDHB on the Sale Shares shall be released or discharged in proportion to the amount of Deferred Payment settled by LDHB from time to time.

## 2.4 Salient Terms of The Put and Call Option Agreement

The salient terms of the put and call option agreement are as follows:

(a) A summary of the terms of the put option by Amsteel on LDHB RCULS ("RCULS Option") is set out below:

| Put Option Date | Exercise Price RM Million | Nominal Value of LDHB RCULS RM Million |
|---|---|---|
| 15 December 2005 | 46.315 | 46.315 |
| 15 December 2006 | 46.315 | 46.315 |

(b) Amsteel may put the LDHB RCULS (comprising the LDHB RCULS and/or the LHDB shares as may be converted from the LDHB RCULS) to TSWC or his nominees at the exercise price at the two put option dates of 15 December 2005 and 15 December 2006 as set out above. In the event Amsteel did not exercise the put option on the first tranche of RM46.315 million LDHB RCULS on 15 December 2005, the entire RM46.315 RCULS Option not exercised shall be exercisable together with the RCULS Option for the second tranche of RM46.315 million LDHB RCULS on 15 December 2006;

(c) For the period up to 15 December 2006, TSWC can call on the entire LDHB RCULS at anytime for any amount of LDHB RCULS (subject to multiples of RM100,000 LDHB RCULS) and the interest and coupon shall be calculated up to the exercise date of the call option to determine the total price payable upon such option being exercised;

(d) The amount payable on exercise of the RCULS Option shall be made within five (5) business days from the exercise date;

(e) During the option period (i.e. from issue date to 15 December 2006), Amsteel may convert the LDHB RCULS with the consent of TSWC and the RCULS Option shall cover the LDHB shares as converted from the LDHB RCULS; and

(f) Interest shall accrue on the put and call price for the RM92.63 million LDHB RCULS from the issue date of the LDHB RCULS to the date of exercise of the option on LDHB RCULS at 1% above the base lending rate of Malayan Banking Berhad prevailing on the exercise date. The total amount payable upon the exercise of the RCULS Option shall comprise the put and call price plus interest less the 2% coupon accrued and/or paid on the LDHB RCULS.

## 3. INFORMATION ON PARKSON RETAIL GROUP

### 3.1 Information On PVenture

PVenture was incorporated in Singapore as a private limited company on 26 May 1993. The present authorised share capital of PVenture is SGD 15,000,000 comprising 15,000,000 ordinary shares of SGD1.00 each, of which 14,800,000 shares have been issued and fully paid-up. Its principal activity is investment holding.

PVenture has a 50% associated company incorporated in the PRC, namely Qingdao No 1 Parkson Co Ltd which is involved in property development and retailing.

The present shareholders of PVenture are as follows:

| **Shareholder** | **No of shares** | **%** |
|---|---:|---:|
| LAI | 4,440,000 | 30.0 |
| LLB Nominees | 2,960,000 | 20.0 |
| NPSB | 2,960,000 | 20.0 |
| PRCMSB | 1,740,000 | 11.8 |
| SFSB | 2,700,000 | 18.2 |
| **Total** | **14,800,000** | **100.0** |

The cost and date of investment by the Amsteel Group Vendors in PVenture are as set out in Table 2.

Based on the audited accounts for the financial year ended 30 June 2002, PVenture recorded a loss after taxation of SGD2,948 whilst the NTA of PVenture as at 30 June 2002 is SGD13,810,548.

## 3.2 Information On PInvestment

PInvestment was incorporated in Singapore as a private limited company on 14 October 1992. The present authorised share capital of PInvestment is SGD10,000,000 comprising 10,000,000 ordinary shares of SGD1.00 each, all of which have been issued and fully paid-up. Its principal activity is investment holding.

PInvestment has a wholly-owned subsidiary company, Rosenblum Investments Pte Ltd incorporated in Singapore which is principally an investment holding company, and a 56% owned subsidiary company, Parkson Retail Developments Co. Ltd. (formerly known as Beijing Parkson Light Industry Development Co. Ltd), incorporated in the PRC which is principally involved in property development and retailing.

The present shareholders of PInvestment are as follows:

| Shareholder | No of shares | % |
|---|---:|---:|
| LAI | 3,000,000 | 30.0 |
| LLB Nominees | 1,800,000 | 18.0 |
| NPSB | 1,800,000 | 18.0 |
| PRCMSB | 700,000 | 7.0 |
| SFSB | 2,700,000 | 27.0 |
| **Total** | **10,000,000** | **100.0** |

The cost and date of investment in PInvestment by the shareholders of PInvestment are as set out in Table 2.

Based on the audited accounts for the financial year ended 30 June 2002, PInvestment recorded consolidated profit after taxation and minority interest of SGD6,882,137 whilst the NTA of PInvestment as at 30 June 2002 is SGD17,924,721.

## 3.3 Information On PManagement

PManagement was incorporated in Singapore as a private limited company on 26 May 1993. The present authorised share capital of PManagement is SGD5,000,000 comprising 5,000,000 ordinary shares of SGD1.00 each, of which 4,500,000 shares have been issued and fully paid-up. Its principal activity is investment holding.

PManagement has a 90% owned subsidiary company incorporated in PRC, namely Sichuan Hezheng Parkson Plaza Co. Ltd. which is principally involved in retailing. PManagement does not have any associated company.

70% of equity interest (3,150,000 shares) in PManagement is presently held by NPSB. The cost and date of investment by NPSB in PManagement are as set out in Table 2.

Based on the audited accounts for the financial year ended 30 June 2002, PManagement recorded consolidated profit after taxation and minority interest of SGD722,640 whilst the consolidated NTA of PManagement as at 30 June 2002 are SGD4,547,848.

### 3.4 Information On PSupplies

PSupplies was incorporated in Singapore as a private limited company on 27 August 1993. The present authorised share capital of PSupplies is SGD100,000 comprising 100,000 ordinary shares of SGD1.00 each, of which 100 shares have been issued and fully paid-up. Its principal activity is investment holding.

PSupplies has a 70% owned subsidiary company incorporated in the PRC, namely Chongqing Wangyu Parkson Plaza Co Ltd. which is principally involved in retailing. PSupplies does not have any associated company.

70% of equity interest (700,000 shares) in PSupplies is presently held by NPSB. The cost and date of investment of NPSB in PSupplies are as set out in Table 2.

Based on the audited accounts for the financial year ended 30 June 2002, PSupplies recorded consolidated profit after taxation and minority interest of SGD889,945 whilst the consolidated NTA of PSupplies as at 30 June 2002 are SGD2,706,212.

### 3.5 Information On PGlomart

PGlomart was incorporated in Singapore as a private limited company on 30 March 1994. The present authorised share capital of PGlomart is SGD1,000,000 comprising 1,000,000 ordinary shares of SGD1.00 each, all of which have been issued and fully paid-up. Its principal activity is investment holding.

PGlomart has a wholly-owned subsidiary company incorporated in the PRC, namely Shanghai Parkson Decorations Industry Co. Ltd. which is principally involved in retailing of fashion products, as well as manufacturing and sale of all kinds of garments. PGlomart does not have any associated company.

70% of equity interest (700,000 shares) in PGlomart is presently held by TSB. The cost and date of investment of LAI and TSB in PGlomart are as set out in Table 2.

Based on the audited accounts for the financial year ended 30 June 2002, PGlomart recorded consolidated loss after taxation of SGD21,988 whilst the consolidated net tangible liabilities ("NTL") of PGlomart as at 30 June 2002 is SGD6,177,007.

### 3.6 Information On PPacific

PPacific was incorporated in Singapore as a private limited company on 30 March 1994. The present authorised share capital of PPacific is SGD100,000 comprising 100,000 ordinary shares of SGD1.00 each, of which two (2) shares have been issued and fully paid-up. Its principal activity is investment holding.

PPacific has a 60% owned subsidiary company incorporated in the PRC, namely Mianyang Fulin Parkson Plaza Co. Ltd. PPacific has a 25% owned associated company incorporated in the PRC, namely Inner Mongolia Leadar Parkson Plaza Co Ltd. The principal activity of both the subsidiary company and associated company of PPacific is that of retailing.

The present shareholder of PPacific is AMSPL which holds the entire issued and paid-up ordinary share capital. The cost and date of investment of AMSPL in PPacific are as set out in Table 2.

Based on the audited accounts for the financial year ended 30 June 2002, PPacific recorded consolidated profit after taxation and minority interest of SGD668,051 whilst the consolidated NTA of PPacific as at 30 June 2002 is SGD346,472.

### 3.7 Information On Parkson Corp

Parkson Corp was incorporated in Malaysia as a private limited company on 24 October 1986. The present authorised share capital of Parkson Corp is RM100,000,000 comprising 99,965,452 ordinary shares of RM1.00 each of which 50,000,002 ordinary shares have been issued and fully paid-up; and 3,454,800 preference shares of RM0.01 each of which 347,000 preference shares have been issued and fully paid-up. Its principal activity is the operation of departmental stores.

Parkson Corp has a wholly-owned subsidiary company incorporated in Singapore, namely Kobayashi Optical (S) Pte Ltd which is a private limited company and is currently dormant.

The present shareholders of Parkson Corp is TSB which holds the entire issued and paid-up ordinary share capital. XSSB and PRCMSB holds approximately 71.18% and 28.82% respectively of the issued and paid-up preference shares in Parkson Corp. The cost and date of investment of TSB in PInvestment is as set out in Table 2.

Based on the audited accounts is for the financial year ended 30 June 2002, Parkson Corp recorded profit after taxation of RM7,063,953 whilst the NTA of Parkson Corp as at 30 June 2002 is RM159,281,603.

## 3.8 Information On Xtra

Xtra was incorporated in Malaysia as a private limited company on 6 March 1992. The present authorised share capital of Xtra is RM500,000 comprising 500,000 ordinary shares of RM1.00 each, all of which have been issued and fully paid-up. Its principal activity is the operation of hypermarkets.

Xtra does not have any subsidiary or associated company. However, it holds 25.36% and 71.18% of the issued and paid-up preference share of Umatrac, a wholly-owned subsidiary of Amsteel, and Parkson Corp respectively.

The present shareholder of Xtra is TSB which holds the entire issued and paid up share capital of Xtra of RM500,000. The cost and date of investment of TSB in Xtra are as set out in Table 2.

Based on the audited accounts of Xtra for the financial year ended 30 June 2002, Xtra recorded loss after taxation of RM4,886,102 whilst the NTL of Xtra as at 30 June 2002 is RM44,604,102.

## 3.9 Information On Serbadagang

Serbadagang was incorporated in Malaysia as a private limited company on 25 April 1985. The present authorised share capital of Serbadagang is RM25,000 comprising 25,000 ordinary shares of RM1.00 each, of which 2 shares have been issued and fully paid-up. Its principal activity is investment holding.

Serbadagang has six (6) subsidiary companies as follows:

| Name of Company | Country of Incorporation | Equity Interest % | Principal Activities |
|---|---|---|---|
| Dalian Tianhe Parkson Shopping Center Co Ltd | PRC | 60 | Retailing |
| Xian Lucky King Parkson Plaza Co Ltd | PRC | 51 | Retailing |
| Wuxi Sanyang Parkson Plaza Co Ltd | PRC | 60 | Retailing |
| Yangzhou Parkson Plaza Co Ltd | PRC | 55 | Retailing |
| *Shanghai Lion Parkson Investment Consultant Co Ltd | PRC | 100 | Provision of investment and consultancy services |
| *Beijing Century E-business Co Ltd | PRC | 51 | Research and development of computer software |
| **Qingdao No.1 Parkson Co. Ltd. | PRC | 2.7 | Property development and retailing |

*Notes:*

* *Subject to the the completion of the conditional sale and purchase agreement referred to in paragraph 2.3 (c)(i) above*

** *Subject to the completion of the conditional sale and purchase agreement referred to in paragraph 2.3 (c) (iii)*

Serbadagang does not have any associated company. It holds approximately 35.02% of the issued and paid-up preference shares in Umatrac.

The present shareholder of Serbadagang is TSB which holds the entire issued and paid-up share capital of Serbadagang. The cost and date of investment of TSB in Serbadagang are as set out in Table 2.

Based on the audited accounts for the financial year ended 30 June 2002, Serbadagang recorded loss after taxation of RM5,855,696 whilst the NTL of Serbadagang as at 30 June 2002 is RM5,806,738.

### 3.10 Information On EL

EL was incorporated in Hong Kong SAR as a private limited company on 27 January 1994. The present authorised share capital of EL is HK$1,000 comprising 1,000 ordinary shares of HK$1.00 each, of which 2 shares have been issued and fully paid-up. Its principal activity is investment holding.

EL has a wholly-owned subsidiary company incorporated in PRC, namely Shanghai Ninesea Parkson Plaza Co. Ltd. which is principally involved in the retailing, food and beverage and entertainment business. EL has a 35% owned joint venture company incorporated in the PRC, namely Shanghai Ninesea Lion Properties Management Co. Ltd. which is principally involved in property management and real estate consulting service.

The present shareholder of EL is AJSB which beneficially holds the entire equity interest in EL. The cost and date of investment of AJSB in EL are as set out in Table 2.

Based on the audited accounts for the financial year ended 30 June 2002, EL recorded profit after taxation and minority interest of HK$4,691,789 whilst the NTA of EL as at 30 June 2002 are HK$54,846,703.

## 4. INFORMATION ON LDHB

### 4.1 History and Business

LDHB was incorporated in Malaysia as a private limited company on 24 March 1970 under the name of Chocolate Products (Malaysia) Sdn Berhad and assumed its current name on 10 February 2003. LDHB was listed on the Main Board of the KLSE on 11 February 1982. LDHB is an investment holding company while its subsidiaries are principally involved in property management and beer brewing in the PRC

The present authorised share capital of LDHB is RM500,000,000 comprising 1,000,000,000 ordinary shares of RM0.50 each of which RM348,446,501 have been issued and fully paid-up.

The Directors of LDHB are TSWC, Heah Sieu Lay, Dato' Ismail bin Saad, Dato Murad Mohamed Hashim, George Leong Chee Fook and Cheng Yong Kwang.

### 4.2 Substantial Shareholders

The substantial shareholders of LDHB are TSWC, Datuk Cheng Yong Kim, Lion Realty Pte Ltd, Lion Development (Penang) Sdn Bhd, Horizon Towers Sdn Bhd, LCB, Amsteel Mills Sdn Bhd, Lion Industries Corporation Berhad, LLB Steel Industries Sdn Bhd, Steelcorp Sdn Bhd and Datuk Lim Kheng Kim.

## 5. PROPOSED LCB SHARES DISPOSAL

### 5.1 Background Information

Amsteel recently completed a corporate restructuring exercise involving amongst other, the divestment of certain of its non-core and peripheral assets and debt restructuring exercise ("Restructuring Exercise"). Forming part of the Restructuring Exercise, is the proposed renounceable restricted offer for sale of up to 226.85 million shares in LCB at an offer price of RM1.00 per share representing 24.68% equity interest in LCB as at 15 July 2003 ("ROFS"). Amsteel is currently in the process of implementing the ROFS.

### 5.2 Proposed LCB Shares Disposal

Amsteel, Umatrac and AMSPL propose to dispose of up to 226.85 million shares in LCB for a total cash consideration of RM226.85 million to LDH(S) Pte Ltd, a wholly-owned subsidiary of LDHB. The said LCB shares are the entire shares in LCB held by Amsteel, Umatrac and AMSPL to be offered to the eligible shareholders of LCB under the ROFS. The Proposed LCB Shares Disposal is intended to enable Amsteel Group to fully realise its shareholdings in LCB should the shares in LCB to be offered under the ROFS are not fully taken-up by eligible shareholders of LCB.

## 6. RATIONALE FOR THE PROPOSALS

The Amsteel Group's core business is principally focused on property development, retail, and plantation business. The Group intends to further streamline its operations which would facilitate the rationalisation of the Group's financial position and to raise funds to meet the borrowings repayment obligation of the Group pursuant to the Group's debt restructuring scheme. The Proposals, hence, are in line with the above-mentioned streamlining and rationalisation of the Group's business operation and financial position. Following the Proposals, the Group will mainly be involved in property development and plantation. The Proposals would also place the Group on a better financial footing.

## 7. UTILISATION OF PROCEEDS

The Proposed Parkson Disposals will raise a total proceeds of RM462.44 million and the Proposed LCB Shares Disposal will accrue to Amsteel a total proceeds of RM226.85 million. The aggregate proceeds amounting to RM689.29 shall be utilised for repayment of bank borrowings.

## 8. EFFECTS OF THE PROPOSED PARKSON DISPOSALS

### 8.1 Share Capital and Shareholding Structure

The Proposals will not have any effect on the issued and paid-up share capital and shareholding structure of Amsteel.

### 8.2 Earnings

The Proposed Parkson Disposals is expected to give rise to an estimated gain of RM117.00 million to the Amsteel Group for the financial year ending 30 June 2004 assuming completion by 31 December 2003.

The said gain would improve the Amsteel Group's net earnings on a per share basis by approximately seven (7) sen based on the issued and paid-up share capital of Amsteel for the financial year ended 30 June 2003.

The Proposed LCB Shares Disposals is not expected to have a material impact on the earnings for the financial year ending 30 June 2004.

### 8.3 NTA

For illustrative purposes only and based on Amsteel's audited consolidated balance sheet as at 30 June 2002 and assuming the Proposed Parkson Disposals is effected on 30 June 2002, the Directors of Amsteel estimates that the Proposed Parkson Disposals is expected to result in an increase in the consolidated NTA per share of approximately fourteen (14) sen as a result of the estimated gain from Proposed Parkson Disposals.

The Proposed LCB Shares Disposal is not expected to have a material impact on the consolidated NTA of Amsteel.

## 9. APPROVALS REQUIRED

The Proposals requires, inter-alia, the following approvals:

(a) Securities Commission ("SC") for the Proposed Parkson Disposals;

(b) Shareholders of Amsteel and LDHB to be obtained at the respective company's extraordinary general meetings;

(c) Foreign Investment Committee;

(d) Bank Negara Malaysia;

(e) KLSE's approval-in-principle on the listing of and quotation for the new LDHB Shares to be issued upon the conversion of the LDHB RCULS;

(f) The relevant approvals or consents from the relevant lenders/financiers, if applicable; and

(g) The approvals of any other relevant authorities.

The Proposals are conditional upon LDHB completing its proposed strategic partnership and disposal of 50% of its brewery business.

The Proposed Parkson Disposals and Proposed Put and Call Option is inter-conditional to each other.

## 10. COMPLIANCE WITH THE SC GUIDELINES

As far as Amsteel could ascertain, the Proposals is in compliance with the SC's Policies and Guidelines on Issue/Offer of Securities.

## 11. DIRECTORS' INTERESTS

The following Directors do not consider themselves independent in respect of the Proposals ("Interested Directors") due to the following:-

(a) TSWC is a director and major shareholder of Amsteel, and also the chairman and major shareholder of LDHB;

(b) Jen (B) Tan Sri Dato' Zain Mahmud Hashim is an employee of Amsteel, wherein TSWC has a substantial interest.

(c) Pee Kang Seng @ Lim Kang Seng is an employee of Amsteel, wherein TSWC has a substantial interest;

The above Interested Directors will abstain from voting on the resolution approving the Proposals at the forthcoming extraordinary general meeting.

Save as disclosed above, none of the other directors has any interest, direct or indirect, in the Proposals.

## 12. ADVISERS

The Board of Directors of Amsteel has appointed PMBB as the adviser for the Proposals. Subject to the approvals of the relevant authorities, the Board of Directors has also appointed PM Securities Sdn Bhd as the independent adviser to the Independent Directors and minority shareholders of Amsteel in respect of the Proposals.

## 13. STATEMENT BY THE BOARD OF DIRECTORS

The Directors, after careful deliberation, are of the opinion that the Proposals are in the best interest of Amsteel.

## 14. APPLICATION TO THE RELEVANT AUTHORITIES

Barring unforeseen circumstances, application to the relevant authorities for the Proposals shall be made within one (1) month from the date of this announcement.

## 15. ESTIMATED TIME FRAME FOR COMPLETION

Barring any unforeseen circumstances and subject to all the approvals being obtained, the Proposals are expected to be completed by 31 December 2003.

## 16. INSPECTION OF DOCUMENTS

The agreements in respect of the Proposed Parkson Disposals, Proposed Put and Call Option and Proposed LCB Shares Disposal are available for inspection at the registered office of Amsteel at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur during office hours for a period of fourteen (14) days from the date hereof.

**Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:**



Table.d

**Table 1: Principal terms of LDHB RCULS**

The principal terms of the LDHB RCULS are as follows:

| | | |
|---|---|---|
| Issuer | : | LDHB |
| Indicative Issue Size | : | Up to RM100 million nominal value of LDHB RCULS |
| Nominal value per LDHB RCULS | : | RM1.00 each |
| Issue Price per LDHB RCULS | : | 100% of its nominal value of RM1.00 per LDHB RCULS |
| Form and denomination | : | The LDHB RCULS will be issued in registered form and in multiples of RM1.00 each and constituted by a trust deed to be executed by LDHB |
| Tenure | : | Five (5) years commencing from and inclusive of the date of issue of the LDHB RCULS |
| Maturity Date | : | Five (5) years from the date of issue |
| Coupon Rate | : | The LDHB RCULS shall bear a coupon rate of 2% per annum (less any income tax payable) payable annually in arrears on the anniversary of the issue date during the tenure of the LDHB RCULS. |
| Conversion Price | : | The conversion price is fixed at RM0.86 per LDHB Share. The Conversion Price shall be satisfied by surrendering the LDHB RCULS with an aggregate value equivalent to the Conversion Price. |
| Conversion Rights | : | The registered holder(s) of the LDHB RCULS will have the right to convert the LDHB RCULS at the Conversion Price into new LDHB Shares on or after the issuance of LDHB RCULS up to and including the Maturity Date |
| Conversion Period | : | The LDHB RCULS shall be convertible into new LDHB Shares on any business day that is not a Saturday, Sunday or public holiday in Kuala Lumpur on or after the issuance of LDHB RCULS but ending on the Maturity Date |

| | | |
|---|---|---|
| Redeemability | : | *(i) Optional Redemption ("Optional Redemption")*<br>The issuer will have an option to redeem any of the RCULS by giving a two (2) weeks written notice to the holders at any time.<br><br>*(ii) Redemption Upon Maturity ("Redemption Upon Maturity")*<br>If for whatever reason the holder does not convert the LDHB RCULS or the issuer does not exercise the Optional Redemption, all of the LDHB RCULS outstanding will be redeemed for cash at RM1.00 per LDHB RCULS on the fifth ($5^{th}$) anniversary following the allotment and issue date of the LDHB RCULS.<br><br>*(iii) Mandatory Redemption ("Mandatory Redemption")*<br>Mandatory Redemption by the issuer of the LDHB RCULS upon the occurrence of a shareholder's or creditor's winding up of the issuer.<br><br>The Mandatory Redemption will be for cash of RM1.00 for every LDHB RCULS. |
| Listing | : | The LDHB RCULS will not be listed on the KLSE. Application will be made to the KLSE for the listing of and quotation for the new ordinary shares to be issued pursuant to the conversion of the LDHB RCULS |
| Status | : | The LDHB RCULS to be issued will be unsecured and shall as between the LDHB RCULS holders thereof, rank *pari passu* in all respects and without discrimination or preference |
| Ranking | : | The new LDHB Shares to be issued pursuant to the conversion of the LDHB RCULS shall, upon issue and allotment, rank *pari passu* in all respects with the then existing LDHB Shares, save and except that they shall not be entitled to any dividends, rights, allotments and/or other distributions, the entitlement date (namely the date at the close of business on which the shareholders must be entered in the record of depositors in order to be entitled to any dividends, rights allotments and/or other distributions) of which is prior to the date of conversion of the LDHB RCULS |
| Trust Deed | : | The LDHB RCULS will be constituted by a trust deed to be executed between LDHB and the Trustee, who will act for the benefit of the LDHB RCULS holders |
| Conversion Price Adjustment | : | The Conversion Price shall be adjusted by the Directors of LDHB after consultation with and certification by a merchant bank, universal broker or the auditors of LDHB in the event of:- |

(a) an alteration of the par value of LDHB Shares by reason of any consolidation, subdivision or conversion; or

(b) an issue of LDHB Shares by LDHB to its shareholders, credited as fully paid, by way of capitalisation of profits or reserves (including any share premium account and capital redemption reserve fund); or

(c) a capital distribution to shareholders made by LDHB whether on a reduction of capital or otherwise (but excluding any cancellation of capital which is lost or unrepresented by available assets); or

(d) a rights issue of the ordinary shares in the LDHB; or

(e) any other circumstances that are deemed necessary by LDHB.

Under no circumstances shall any adjustment result in the conversion price falling below the par value of the LDHB Shares. No adjustment to the conversion price shall be made unless it has been certified by a merchant bank, universal broker or the auditors of LDHB.

Governing Law : The laws of Malaysia

Table 2: Original Cost and Date of Investment Of The Amsteel Group Vendors In The Parkson Retail Group

| Company Name | Shareholders | No. of Ordinary Shares | Cost of Investment (SGD) | Date of Investment |
|---|---|---|---|---|
| PVenture | NPSB | 200,000 | 200,000 | 20.05.94 |
| | | 700,000 | 700,000 | 31.12.94 |
| | | 900,000 | 900,000 | 07.02.95 |
| | | 1,160,000 | 1,160,000 | 01.09.95 |
| | | 2,960,000 | 2,960,000 | |
| | PRCMSB | 1,740,000 | 1,740,000 | 01.09.95 |
| | SFSB | 300,000 | 300,000 | 20.05.94 |
| | | 1,050,000 | 1,050,000 | 31.12.94 |
| | | 1,350,000 | 1,350,000 | 07.02.95 |
| | | 2,700,000 | 2,700,000 | |
| | **Total** | **7,400,000** | **7,400,000** | |

| Company Name | Shareholders | No. of Ordinary Shares | Cost of Investment (SGD) | Date of Investment |
|---|---|---|---|---|
| PInvestment | NPSB | 200,000 | 200,000 | 30.06.94 |
| | | 700,000 | 700,000 | 10.12.94 |
| | | 900,000 | 900,000 | 31.12.94 |
| | | 1,800,000 | 1,800,000 | |
| | PRCMSB | 700,000 | 700,000 | 29.07.95 |
| | SFSB | 300,000 | 300,000 | 30.06.94 |
| | | 1,050,000 | 1,050,000 | 10.12.94 |
| | | 1,350,000 | 1,350,000 | 31.12.94 |
| | | 2,700,000 | 2,700,000 | |
| | **Total** | **5,200,000** | **5,200,000** | |
| PManagement | NPSB | 70 | 70 | 20.03.95 |
| | | 3,149,930 | 3,149,930 | 01.09.95 |
| | **Total** | **3,150,000** | **3,150,000** | |

| Company Name | Shareholders | No. of Ordinary Shares | Cost of Investment (SGD) | Date of Investment |
|---|---|---|---|---|
| PSupplies | NPSB | 70 | 70 | 30.06.96 |
| PGlomart | TSB | 700,000 | 700,000 | 18.12.97 |
| PPacific | AMSPL | 2 | 2 | 14.08.97 |

| Company Name | Shareholders | No. of Ordinary Shares | Cost of Investment (RM) | Date of Investment |
|---|---|---|---|---|
| Parkson Corp | TSB | 50,000,002 | 50,000,002 | 26.03.98 |
| Xtra | TSB | 500,000 | 500,000 | 26.03.98 |
| Serbadagang | TSB | 2 | 2 | 26.03.98 |
| EL | AJSB | 1 | 1 | 27.01.94 |
| | Benovan Nominees Sdn Bhd* | 1 | 1 | 27.01.94 |
| | **Total** | **2** | **2** | |

* *AJSB is the beneficial owner*